
December 5, 2014

Via E-mail
William O'Dowd IV
Chief Executive Officer
Dolphin Digital Media, Inc.
2151 LeJune Road, Suite 150-Mezzanine
Coral Gables, FL 33134

> **Re:** **Dolphin Digital Media, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed August 15, 2014**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2014**
> **August 21, 2014**
> **File No. 000-50621**

Dear Mr. O'Dowd:

We have reviewed your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Special Note Regarding Forward Looking Statements, page 1

1. Please delete the reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995 as this protection does not apply to you because your common stock is considered a penny stock. Please note this comment applies equally to periodic reports filed on Form 10-Q.

Item 1. Business, page 1

2. Please update this section. Clearly distinguish and balance historical, current and aspirational operations, and do not place an undue emphasis on cancelled agreements or defunct projects.

<u>Dolphin Digital Studios, Page 2</u>

3. Please tell us why you completed only one project as of December 31, 2013 under your finance and production pursuant to the equity finance agreements from 2011 and 2012. We note you have invested funds from your equity finance agreements into eleven projects. Please tell us the amount of funds invested into each project and the material terms of the agreements, including but not limited to, the number of investors participating and whether revenue share percentages are to be split between investors and the company evenly among the different web series productions. Lastly, please confirm that you will disclose this information in future filings.

4. We note that your statement "Dolphin Digital Studios expects to produce several web series a year" appears overly aspirational and not based in fact. Please remove this statement in future filings.

5. Please make clear that your online distribution revenue projections are aspirational and forward-looking. Revise your disclosure on page 12 as well.

<u>Cambio Distribution Partnership, page 4</u>

6. It appears this project has been cancelled. Please remove and update your disclosure accordingly.

<u>Kids Club, page 4</u>

7. Please disclose the name of the philanthropic organization you partnered with to create Club Connect. Please tell us why you did not file this agreement on a Form 10-Q during the appropriate interim period for 2013.

<u>Item 1A. Risk Factors, page 6</u>

<u>Certain Risk Factors Relating to our Business, page 7</u>

8. We note that a large number of risk factors appear overly generic and could apply to any business. Please revise your risk factors so that they are narrowly tailored towards your particular business plan and highlight the current status of your business operations. For example, please include separate risk factors to address, among other items:

    *   your failure to complete ten of eleven projects financed under your equity finance agreements from 2011 and 2012, and your failure to generate revenues from your sole production as of December 31, 2013;

- your ability or inability to finance production and programming projects. Please discuss specifically the amount of funds set aside to finance projects for 2014 and whether these funds are adequate.

- your net loss and accumulated deficit. We note these figures total $944,640 and $37,627,079, respectively, for the period ending June 30, 2014.

9. Please disclose that a majority of your 2013 revenue, $1,500,000 of your $2,293,880, or 65%, did not come from your intended business operations — production of digital content and advertising. Rather, disclose that your service revenues come from a related party agreement with your chief executive officer to provide management personnel and office space.

Certain Factors Relating to our Common Stock, page 8

10. Please discuss the Securities and Exchange Commission judgments against Messrs. Malcom Stockdale, Pino Baldassarre and Robert Mouallem, and how these judgments have impacted your stock and may impact your stock moving forward. Provide the following citation, Securities and Exchange Commission v. Giuseppe Pino Baldassarre, Robert Mouallem, and Malcolm Stockdale, Civil Action No. 11 Civ. 5970 (ARR) (E.D.N.Y.).

Item 7. Management's Discussion and Analysis, page 12

11. Please revise your overview section to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned in evaluating the company's financial condition and operating results. In doing so, provide a tabular disclosure to summarize results of operations for the past two fiscal years. Please discuss any known trends, demands, commitments, events and uncertainties that pose a risk or threat to the company in your narrative to the results of operations disclosure. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350. For example, based upon your recent production history, tell us how you intend to fund and complete production for digital products expected for release in the first quarter of 2015.

Item 15. Exhibits and Financial Statement Schedules, page 26

12. It does not appear that you filed your employment agreement with Mr. William O'Dowd, IV, dated September 7, 2012, effective January 1, 2012, during the interim period September 30, 2012. Please advise. Refer to Item 601(b)(10)(iii)(A).

13. Please file Exhibit 21 as required by Item 601(b)(21) of Regulation S-K.

14. Please advise whether you filed the equity financing agreements from 2011 and 2012. If not, please file these agreements in your next Form 10-Q as required by Item 601(b)(10) of Regulation S-K.

15. It appears you have not filed the related party agreement with your chief executive officer to provide management personnel and office services. Please advise or file this agreement in your next Form 10-Q as required by Item 601(b)(10) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended June 30, 2014

General

16. We note that your recent periodic reports contain a version of the following statement, "The Company expects to generate additional gross producer revenues subsequent to quarter end at which time the investors will receive their pro rata share of the revenue." Please delete these types of statements as they do not appear to reflect an accurate description of your past, present or prospective results of operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director